CONFORMED SUBMISSION TYPE:    SC 13D/A
PUBLIC DOCUMENT COUNT:        1
FILED AS OF DATE:        19980826
SROS:                    NASD
GROUP MEMBERS:      AMERICAN FINANCIAL ACQUISITION CORPORATION
GROUP MEMBERS:      RIVERSIDE GROUP INC/FL

SUBJECT COMPANY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 WICKES INC.
          CENTRAL INDEX KEY:                      0000910620
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             363554758
          STATE OF INCORPORATION:                 DE
          FISCAL YEAR END:                        1228

     FILING VALUES:
          FORM TYPE:                              SC 13D/A
          SEC ACT:
          SEC FILE NUMBER:                        005-42945
          FILM NUMBER:                            98698159

     BUSINESS ADDRESS:
          STREET 1:                               706 N DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061
          BUSINESS PHONE:                         8473673400

     MAIL ADDRESS:
          STREET 1:                               706 NORTH DEERPATH DR
          CITY:                                   VERNON HILLS
          STATE:                                  IL
          ZIP:                                    60061

     FORMER COMPANY:
          FORMER CONFORMED NAME:                  WICKES LUMBER CO /DE/
          DATE OF NAME CHANGE:                    19930813

FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:                 RIVERSIDE GROUP INC/FL
          CENTRAL INDEX KEY:                      0000277356
                                                  RETAIL-LUMBER & OTHER BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             591144172
          STATE OF INCORPORATION:                 FL
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:                              SC 13D/A

     BUSINESS ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256
          BUSINESS PHONE:                         9042812000

     MAIL ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256

     FORMER COMPANY:
          FORMER CONFORMED NAME:   WESTERN GRAIN INTERNATIONAL INC
          DATE OF NAME CHANGE:     19840627

     FORMER COMPANY:
          FORMER CONFORMED NAME:   RIVERSIDE GROUP INC
          DATE OF NAME CHANGE:     19820628


CONFORMED SUBMISSION TYPE:         SC 13D/A
PUBLIC DOCUMENT COUNT:             2
FILED AS OF DATE:                  October 16, 1998
SROS:                              NASD
GROUP MEMBERS:                     AMERICAN FINANCIAL ACQUISITION
CORPORATION
                                   RIVERSIDE GROUP INC/FL

SUBJECT COMPANY:
     COMPANY DATA:
          COMPANY CONFORMED NAME:  WICKES INC. /DE/
          CENTRAL INDEX KEY:       0000910620
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:              363554758
          STATE OF INCORPORATION:  DE
          FISCAL YEAR END:         1228

     FILING VALUES:
          FORM TYPE:               SC 13D/A
          SEC ACT:                 1934 ACT
          SEC FILE NUMBER:         005-42945
          FILM NUMBER:             96587965

     BUSINESS ADDRESS:
          STREET 1:                706 N DEERPATH DR
          CITY:                    VERNON HILLS
          STATE:                   IL
          ZIP:                     60061
          BUSINESS PHONE:          8473673400

     MAIL ADDRESS:
          STREET 1:                706 N DEERPATH DR
          CITY:                    VERNON HILLS
          STATE:                   IL
          ZIP:                     60061
          BUSINESS PHONE:          8473673400

FILED BY:

     COMPANY DATA:
          COMPANY CONFORMED NAME:  RIVERSIDE GROUP INC/FL
          CENTRAL INDEX KEY:                      0000277356
          STANDARD INDUSTRIAL CLASSIFICATION:     RETAIL-LUMBER & OTHER
BUILDING
                                                  MATERIALS DEALERS [5211]
          IRS NUMBER:                             591144172
          STATE OF INCORPORATION:                 FL
          FISCAL YEAR END:                        1231

     FILING VALUES:
          FORM TYPE:                              SC 13D/A

          BUSINESS ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256
          BUSINESS PHONE:                         9042812000

     MAIL ADDRESS:
          STREET 1:                               7800 BELFORT PARKWAY
          STREET 2:                               SUITE 100
          CITY:                                   JACKSONVILLE
          STATE:                                  FL
          ZIP:                                    32256

     FORMER COMPANY:
          FORMER CONFORMED NAME:   WESTERN GRAIN INTERNATIONAL INC
          DATE OF NAME CHANGE:     19840627

     FORMER COMPANY:
          FORMER CONFORMED NAME:   RIVERSIDE GROUP INC
          DATE OF NAME CHANGE:     19820628

(DESCRIPTION) AMENDMENT NO. 3 TO SCHEDULE 13D

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 3

                                      to

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                  Wickes Inc.
                              (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   967446105
                                 (CUSIP Number)

                            T. Malcolm Graham, Esq.
                               Holland & Knight LLP
                      One Independent Drive, Suite 2000
                          Jacksonville, Florida  32202
                                 (904) 354-4141
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications)


                                 October 5, 1998
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Acts (however, see the Notes).

CUSIP NO. 967446105
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

Riverside Group, Inc.
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Florida
--------------------------------------------------------------------------------
Number of Shares            7)  Sole Voting Power.............3,453,968
Beneficially Owned by       8)  Shared Voting Power...........  395,145
Reporting Person:           9)  Sole Dispositive Power.......Same as #7
                           10)  Shared Dispositive Power.....Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                    3,849,113
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                       46.9%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

CUSIP NO. 967446105
-
--------------------------------------------------------------------------------
1) Name of Reporting Persons SS. or I.R.S. Identification Nos. of Above Persons

American Financial Acquisition Corporation
--------------------------------------------------------------------------------
2) Check the Appropriate Row if a Member of a Group (See Instructions)
   (a) X
   (b)
--------------------------------------------------------------------------------
3) Sec Use Only

--------------------------------------------------------------------------------
4) Source of Funds (See Instructions)

WC; OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
6) Citizenship or Place of Organization

Delaware
--------------------------------------------------------------------------------
Number of Shares             7)  Sole Voting Power................395,145
Beneficially Owned by        8)  Shared Voting Power..............
Reporting Person:            9)  Sole Dispositive Power........Same as #7
                            10)  Shared Dispositive Power......Same as #8
--------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by Each Reporting Person

                         395,145
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13) Percent of Class Represented by Amount in Row (11)

                         4.8%
--------------------------------------------------------------------------------
14) Type of Reporting Person (See Instructions)

CO
--------------------------------------------------------------------------------

        This Amendment No. 3 amends the Statement on Schedule 13D dated January 19, 1996 filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, by Riverside Group, Inc. and American Financial Acquisition Corporation.

ITEM 2.   IDENTITY AND BACKGROUND.

     Item 2 is hereby amended in its entirety to read as follows:

     "The names of the persons filing this Statement are: Riverside Group, Inc. ("Riverside"), a Florida corporation principally engaged through subsidiaries in retailing and distributing building materials, the address of the principal business and office of which is 7800 Belfort Parkway, Jacksonville, Florida 32256, and Riverside s wholly-owned subsidiary, American Financial Acquisition Corporation ("AFAC"). The executive officers and directors of Riverside and AFAC (together with their principal occupations and business addresses) are set forth on Schedule 1 hereto.

    "Riverside is controlled by Wilson Financial Corporation, a Florida corporation principally engaged in investment operations, the address of the principal business and office of which is 7800 Belfort Parkway, Jacksonville, Florida 32256. The executive officers and directors of Wilson Financial (together with their principal occupations and business addresses) are set forth on Schedule 1 hereto. Wilson Financial is controlled by Mr. J. Steven Wilson, information with respect to whom is set forth on Schedule 1 hereto.

    "All the individuals listed pursuant to this Item 2 are United States citizens with their business addresses at 7800 Belfort Parkway, Suite 100, Jacksonville, Florida 32256.

    "No person listed pursuant to this Item 2 was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and no such person has been during the last five years convicted in a criminal proceeding (except a traffic violation or similar misdemeanors)."

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following paragraphs:

      See Items 5 and 6 for a description of the sale by Riverside of certain shares of, and certain arrangements with respect to, Common Stock under the the Imagine Agreement (as defined in Item 6 hereto).

      Although Riverside is not actively seeking to sell additional shares of Common Stock at this time (other than pursuant to the Imagine Agreement), Riverside may nevertheless seek to sell additional shares to fund its operations in the market under Rule 144, in private transactions under the registration statement on Form S-3 filed by Wickes with respect to 1,000,000 shares of Common Stock held by Riverside, or otherwise.





<PAGE 5>
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended by adding the following paragraphs:

      Pursuant to the Imagine Agreement, (i) Riverside sold 250,000 shares of Common Stock in a private transaction on October 5, 1998 to Imagine Investments, Inc. ("Imagine") for $812,250 in cash, (ii) Riverside granted Imagine the option and the right of first refusal described in Item 6.

      On the date hereof, Riverside and its subsidiaries directly own shares of Common Stock, or approximately 46.9% percent of the outstanding shares of Common Stock. Of these 3,849,113 shares, 3,453,968 and 395,145 are directly owned by Riverside and AFAC, respectively.

      Schedule 1 lists the shares of Common Stock beneficially owned by the persons listed pursuant to Item 2 hereof.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended by adding the following paragraphs:

      "On October 5, 1998, Riverside and Imagine entered into a Stock Purchase Agreement dated the same date (the "Imagine Agreement"). Under the Imagine Agreement, Riverside granted Imagine (i) an option to acquire an additional 750,000 shares of Common Stock at a purchase price of $3.25 per share in cash (the "Call Option") and (ii) Riverside granted Imagine a right of first refusal with respect to all of the shares of Common Stock beneficially owned by it (the "Right of First Refusal").

     "In addition, under the Imagine Agreement, if on November 4, 1998, Imagine has not exercised the Call Option as to at least 200,000 shares, Riverside has the option to cause Imagine to be obligated to purchase the number of shares of Common Stock equal to the difference between 200,000 shares and the number of shares as to which the Call Option has previously been exercised. This put option may be exercised by Riverside at any time after November 4 and on or before November 14, 1998.

     "The Call Option is exercisable for up to 750,000 shares of Common Stock, but is not exercisable to the extent that such exercise would cause Imagine to be deemed an Interested Stockholder within the meaning of Section 203 of the Delaware General Corporation Law (an "Interested Stockholder"), unless prior to exercise of the Option the Board of Directors of Wickes approves Imagine's acquiring more than 15% of the outstanding shares of Common Stock so as to prevent Imagine and its affiliates from becoming an Interested Stockholder. The Call Option is exercisable in whole or in part on or before November 4, 1998, except that to the extent that the Call Option is not exercisable by because of the matter described in the last clause of the preceding sentence, the Call Option may be exercised in whole or in part by notice given by Imagine to Riverside on or before the earlier to occur of (i) October 5, 1999 or (ii) 30 days after Imagine has received written notice from Riverside certifying that the Wickes Board of Directors has approved Imagine and its affiliates purchasing more than 15% of the outstanding Common Stock so that Imagine will not be deemed an Interested Stockholder. Riverside agreed to use its best efforts to cause Wickes Board of Directors to approve the matter referred to in the preceding sentence."


<PAGE 6>

     "Pursuant to the Right of First Refusal, prior to the date eighteen months after October 5, 1998, Riverside may not effect any Disposition (other than a Permitted Disposition) (in each case as defined in the Imagine Agreement), except in compliance with the Right of First Refusal. Prior to making any Disposition (other than a Permitted Disposition), Riverside must first make an offer (an Offer ) to Dispose of all of the shares of Common Stock of which it desires to Dispose to Imagine, specifying in reasonable detail, the nature of the transaction in which Riverside wishes to Dispose of such shares. If Imagine accepts an Offer within 15 days of the Offer in whole or in part, Riverside will be obligated to Dispose of such shares described in the Offer to Imagine on the terms and conditions set forth in the Offer. If Imagine does not accept an Offer within 15 days of the Offer, Riverside may at any time between the 16th day and the close of business on the 106th day after the Offer make the Disposition described in the Offer. Notwithstanding anything elsewhere contained in the Imagine Agreement, Imagine will not be permitted to exercise the Right of First Refusal to the extent that such exercise would cause any Person or Group (as defined in the Wickes Indenture related to its 11 5/8% Senior subordinated Note due 2003 (the Wickes Indenture)), other than Riverside (as defined in the Wickes Indenture), to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any securities of Wickes such that, as a result of such exercise, such Person or Group beneficially owns, directly or indirectly, at least 30% of Wickes then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors or other equivalent governing body thereof, unless at such time Riverside beneficially owns an amount of voting securities greater than the amount sold by such Person or Group.

     "In addition, under the Imagine Agreement, (i) Riverside represented that it does not intend at any time within the next three years to cause Wickes to issue any share of, or any securities or rights convertible into or exchangeable or exercisable for, Wickes voting capital stock, other than pursuant to existing or future incentive, compensation, benefit or similar plans and programs, (ii) Riverside assigned its rights with respect to the shares of Common Stock acquired under the Imagine Agreement under that certain registration rights agreement dated September 2, 1993 between Riverside and Wickes with respect to such shares, (iii) Riverside agreed to, and agreed to use its best efforts to cause Wickes to, coordinate the various filings with the Securities and Exchange Commission necessary or appropriate with respect to the subject matter of the Imagine Agreement and related matters, and (iv) upon request by Imagine, Riverside agreed to use its best efforts to cause Wickes to effect the securities law registration of Common Stock held by Imagine.

     "A condition to the obligations of Imagine under the Imagine Agreement was that Riverside create two vacancies on its Board of Directors and that Robert T. Shaw and Harry T. Carneal be elected to fill such vacancies. On October 5, 1998, two directors of Riverside, Kenneth M. Kirschner and Frederick H. Schultz, resigned from the Riverside Board of Directors, and Messrs. Shaw and Carneal were elected to fill these vacancies."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Attached as exhibits hereto are the following:


<PAGE 7>
Exhibit                            Description
-------   ----------------------------------------------------------------------
   E Stock Purchase Agreement dated October 5, 1998 between Riverside Group, Inc. and Imagine Investments, Inc.




SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   October 15, 1998           RIVERSIDE GROUP, INC.


                                   By:  /s/ Catherine J. Gray
                                   --------------------------------
                                         Catherine J. Gray
                                         Senior Vice President





EXECUTIVE OFFICERS AND DIRECTORS OF RIVERSIDE

--------------------------------------------------------------------------------
NAME                PRINCIPAL OCCUPATION AND                SHARES OF COMMON
                    BUSINESS ADDRESS                        STOCK BENEFICIALLY
                                                            OWNED
--------------------------------------------------------------------------------
J. Steven Wilson    Chairman, President and Chief
                    Executive Officer
                    7800 Belfort Parkway
                    Jacksonville, FL 32256                  32,000(1)
--------------------------------------------------------------------------------
Harry T. Carneal    Director
                    Stone Capital, Inc.
                    8150 North Central Expressway, Ste. 1901
                    Dallas, TX 75206                             (2)



<PAGE 8>
--------------------------------------------------------------------------------
Edward M. Carey     Director
                    214 Atlantic Avenue
                    Brooklyn, NY 11201
-------------------------------------------------------------------------------

Robert T. Shaw      Director
                    Imagine Investments
                    8150 North Central Expressway
                    Dallas, TX 75206                        375,000(2)


--------------------------------------------------------------------------------
Varina M. Steuert   Director
                    25 Old Farm Rd.
                    Darien, CT 06820                            500
--------------------------------------------------------------------------------
Catherine J. Gray   Senior Vice President
                    Riverside Group, Inc.
                    7800 Belfort Parkway, Ste. 100
                    Jacksonville, FL 32256
--------------------------------------------------------------------------------

(1) Excludes shares beneficially owned by Riverside, which Mr. Wilson may be deemed to control. Presently exercisable options (excludes shares).

(2) Excludes shares beneficially owned by Imagine. Messrs. Carneal and Shaw are executive officers of Imagine or certain of its affiliates.


EXECUTIVE OFFICERS AND DIRECTORS OF AFAC

--------------------------------------------------------------------------------
NAME                PRINCIPAL OCCUPATION AND                SHARES OF COMMON
                    BUSINESS ADDRESS                        STOCK BENEFICIALLY
                                                            OWNED
--------------------------------------------------------------------------------
J. Steven Wilson    See Above                               See Above
--------------------------------------------------------------------------------

Catherine J. Gray   See Above                               See Above
--------------------------------------------------------------------------------


                       Stock Purchase Agreement

     THIS AGREEMENT is entered into as of October 5, 1998, between Riverside Group, Inc., a Florida corporation (the "Seller"), and Imagine Investments, nc., a Delaware corporation ("Purchaser").

                               Preamble

     The Seller owns an aggregate of 4,099,113 shares (the "Seller's Shares") of the common stock, $.01 par value per share ("Wickes Common Stock"), of Wickes Inc. ("Wickes").

     The parties hereto desire to effect the following transactions, on the terms hereof:

     a. The sale by the Seller of 250,000 of the Seller's Shares (the "Sale Shares") to the Purchaser.

     b. The grant of an option to the Purchaser to acquire up to an additional 750,000 (the "Option Shares") of the Seller's Shares.

     c. The grant of a right of first refusal by the Seller to the Purchaser with respect to up to all of the Seller's Shares other than the Sale Shares (subject to the limitations set forth herein).


     NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration hereinafter set forth, the parties hereto agree as follows:

                               ARTICLE I
                   Purchase and Sale and the Option

     Section 1.01 Sale and Purchase of Sale Shares. On the terms and subject to the conditions of this Agreement, the Seller agrees to transfer and sell the Sale Shares to the Purchaser, and the Purchaser agrees to purchase such shares from the Seller, in exchange for an aggregate of $812,500.00, $750,000 of which shall be payable in cash at closing and the balance of which shall be payable on or before October 7, 1998.

     Section 1.02 The Option. (a) Effective on the Closing Date (as hereinafter defined), subject to the terms and conditions of this Agreement the Seller hereby grants to the Purchaser the option to purchase (the "Option") in whole or in part of the Option Shares in exchange for an exercise price in cash equal to $3.25 per share. Notwithstanding the foregoing, the Option shall not be exercisable to the extent that such exercise would cause the Purchaser to be deemed an Interested Stockholder within the meaning of Section 203 of the Delaware General Corporation Law (an "Interested Stockholder"), unless, prior to exercise of the Option the Board of Directors of Wickes approves the Purchaser's acquiring more than 15% of the outstanding shares of Wickes Common Stock so as to prevent the Purchaser and its affiliates from becoming an Interested Stockholder.


<page 2>

     (b) The Option may be exercised in whole or in part and from time to time only by notice given by the Purchaser to the Seller at any time after the Closing Date and on or before November 4, 1998, except that to the extent that the Option is not exercisable by virtue of the last sentence of Section 1.02(a) hereof, the Option may be exercised in whole or in part by notice given by the Purchaser to the Seller on or before the earlier to occur of (i) October 5, 1999 or (ii) 30 days after the Purchaser has received written notice from the Seller certifying that the Wickes Board of Directors has approved the Purchaser and its affiliates purchasing more than 15% of the outstanding Wickes Common Stock so that the Purchaser will not be deemed an Interested Stockholder. The Seller agrees to use its best efforts to cause Wickes' Board of Directors to approve the matter referred to in clause (ii) of the preceding sentence. If on November 4, 1998, the Purchaser has not exercised the Option as to at least 200,000 shares, the Seller shall have the option to cause the Purchaser to be obligated to purchase the number of the Option shares equal to the difference between 200,000 shares and the number of Option Shares as to which the Option shall have previously been exercised. This "put" option (the "Put Option") may be exercised by the Seller at any time after November 4 and on or before November 14, 1998. The purchase and sale of the Option Shares pursuant to the Option and/or the Put Option shall take place at the offices of the Seller's counsel on the tenth day (or sooner at the Purchaser's option) after the date of such notice (the "Option Closing Date").

     Section 1.03 Closing. If this Agreement shall not have been terminated pursuant to Section 7.03 hereof, the sale and purchase of the Sale Shares, shall take place at a closing (the "Closing") to be held at the offices of the Seller's counsel on October 5, 1998 or at such other time and place as the parties hereto shall mutually agree. The time of Closing is referred to herein as the "Closing Date." At the Closing,

     i. The Seller will deliver to the Purchaser certificates representing the Sale Shares, duly endorsed for transfer (with medallion or other reasonably acceptable signature guarantee), with all transfer and other taxes paid, free and clear of all liens, encumbrances and claims.

     ii. The Purchaser will deliver to the Seller the cash consideration described in Section 1.01 hereof.

                              ARTICLE II
             Representations and Warranties of the Seller

     The Seller hereby jointly and severally makes the following representations and warranties to the Purchaser:

     Section 2.01 Organization, Power, etc. The Seller is a corporation duly formed, validly existing and in good standing under the laws of the State of Florida and has all requisite power and authority to execute, deliver and perform this Agreement and all other documents and agreements contemplated hereby to be executed by it (collectively, the "Seller's Documents"). The execution, delivery and performance of the Seller's Documents by the Seller has been duly authorized by all requisite action on behalf of the Seller, and no other action is required for such execution, delivery and performance.
The agreements of the Seller contained in the Seller's Documents constitute and will constitute valid and legally binding obligations of the Seller enforceable in accordance with their respective terms. The Seller owns all of the Seller's Shares.

<pge 2>

     Section 2.02 Conflicts. The execution and delivery of the Seller's Documents by the Seller and the consummation of the transactions contemplated thereby in accordance with the terms thereof, do not and will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to the Seller or conflict with or result in a breach of any of the terms, conditions, or provisions of the organizational documents of the Seller or any agreement, instrument or right to which it or (on the date hereof) Wickes is a party or by which any of its or (on the date hereof) Wickes' assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable, or binding on, the Seller or any of its assets, or on (on the date hereof) Wickes or any of its assets, or otherwise adversely affect the Seller or Wickes.

     Section 2.03 Consents. The execution, delivery and performance of the Seller's Documents by the Seller and the performance of its obligations thereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality.

     Section 2.04 Ownership of Shares. Except for (i) a pledge of 1,824,682 shares of Wickes Common Stock (which do not include the Sale Shares or the Option Shares), and a requirement to pledge additional shares under certain circumstances, to American Founders Life Insurance Company pursuant to that certain pledge agreement dated as of June 6, 1996, as amended (the "AFL Pledge Agreement"), and (ii) a pledge of 125,000 shares of Wickes Common Stock (which do not include the Sale Shares or the Option Shares) to Liberty Savings Bank, the Seller owns the Seller's Shares, beneficially and of record, free and clear of all liens, charges, security interests and other encumbrances and of claims or possible claims, and of any options or rights to purchase, of any corporation, person or firm, and none of such shares is the subject of any agreement other than this Agreement and the AFL Pledge Agreement under which any such lien, charge, security interest, encumbrance or claim might arise.

     Section 2.05 Outstanding Shares. As of September 30, 1998, there were 8,202,264 shares of Wickes Common Stock outstanding. All of the Seller's Shares are approved for quotation on NASDAQ. Wickes has not adopted a "poison pill" or similar shareholder rights plan.

     Section 2.06 Wickes Commission Filings. The Seller has made available to the Purchaser a true and complete copy of the reports and filings made by Wickes since January 1, 1998 with the Securities and Exchange Commission (the "Commission"). The Commission Filings complied in all material respects with the laws and rules and regulations of the Commission pursuant to which they were filed by Wickes. The Commission Filings do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

<page 3>

     Section 2.07 Restatement of Representations. Each of the representations and warranties contained in Sections 2.01, 2.02 or 2.03 hereof shall be deemed to be restated as of the Closing of the purchase by the Purchaser of the Sale Shares, the Option Shares and the Seller's Shares pursuant to Article IV hereof and shall be true and correct on each of such closing dates just as if made on each such date.

                              ARTICLE III
            Representations and Warranties of the Purchaser

     The Purchaser hereby makes the following representations and warranties to the Seller:

     Section 3.01 Organization, Power, etc. The Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite power and authority to execute, deliver and perform this Agreement and the agreements and documents contemplated hereby to be executed by it (collectively, the "Purchaser's Documents"). The execution, delivery and performance of the Purchaser's Documents by the Purchaser have been duly authorized by all requisite corporate action on behalf of the Purchaser, and no other corporate action is required for such execution, delivery and performance. The agreements of the Purchaser contained in the Purchaser's Documents constitute or will constitute valid and legally binding obligations of the Purchaser enforceable in accordance with their respective terms.

     Section 3.02 Conflicts. The execution and delivery of the Purchaser's Documents by the Purchaser and the consummation of the transactions contemplated thereby in accordance with the terms thereof, will not violate any existing provision of any law or violate any existing term or provision of any order, writ, judgment, injunction or decree of any court or any other governmental department, commission, board, bureau, agency or instrumentality applicable to the Purchaser or conflict with or result in a breach of any of the terms, conditions, or provisions of the Articles of Incorporation, Bylaws or other organizational documents of the Purchaser or any agreement, instrument or right to which it is a party or by which any of its assets are bound, or constitute an event that might permit an early termination of or acceleration under any document or instrument applicable, or binding on, the Purchaser or any of its assets, or otherwise adversely affect the Purchaser.

     Section 3.03 Consents. The execution and delivery of the Purchaser's Documents by the Purchaser and the performance of its obligations thereunder do not require any consent or approval of, or action or filing with, or notice to, any corporation or any person, firm or governmental department, commission, board, bureau, agency or instrumentality.

<page 4>

     Section 3.04 Securities Laws. The Purchaser understands that the purchase and sale of the Seller's Shares hereunder will not be registered under the Securities Act of 1933, as amended (the "1933 Act"), or any securities act of any state or other jurisdiction, in reliance on registration exemptions under such statutes. The Seller's Shares will be acquired solely for the Purchaser's own account, for investment. The Purchaser will not sell or otherwise transfer the Seller's Shares except in accordance with the 1933 Act and all other applicable securities laws, and prior to any transfer (other than pursuant to an effective registration statement under the 1933 Act or otherwise in compliance with applicable law) the Purchaser will furnish to Wickes a written opinion of counsel in form and substance reasonably satisfactory to Wickes to the effect that registration under the 1933 Act is not required or that all requisite action has been taken under all applicable securities laws in connection with the proposed transfer. The Purchaser acknowledges its understanding that the Seller's Shares will bear an appropriate legend with respect to the foregoing matters until Wickes's counsel reasonably determines that the legend is no longer advisable. The Purchaser also acknowledges that appropriate stop transfer orders will be noted on Wickes' records with respect to the Seller's Shares. The Purchaser constitutes an "accredited investor" within the meaning of Regulation D promulgated under the 1933 Act.

                              ARTICLE IV
                           Other Agreements

     Section 4.01 Right of First Refusal. (a) The following terms have the following meanings, as used in this Article IV:

          "Dispose"  means to effect a Disposition.

          "Disposition" means any voluntary sale, transfer, assignment, pledge, hypothecation, gift, bequest, or other disposition of any of the Seller's Shares (other than the Sale Shares).

          "Offer" shall have the meaning set forth in Section 4.01(c) hereof.

          "Permitted Transferee" means any shareholder or affiliate of the Seller.

          "Permitted Dispositions" means (i) a Disposition to a Permitted Transferee, provided that such Permitted Transferee agrees to the terms of this Article IV by a writing reasonably acceptable in form and substance to the Purchaser, (ii) any existing pledge or security interest and any Disposition by or to any holder thereof upon foreclosure thereof (provided, that the Seller shall give the Purchaser prompt notice of any acceleration of any indebtedness so secured and use its best efforts upon request by the Purchaser to permit the Purchaser to acquire the secured indebtedness),
     (iii) any Disposition required by the AFL Pledge Agreement, (iv) any bona


<page 5>

     fide pledge to a lender in connection with a bona fide loan, and any Disposition by or to such lender after default thereunder, but such pledge must be subject to the Purchaser's right of first refusal under this
     Article IV after a default under such pledge pursuant to an agreement between the pledgee and the Purchaser reasonably satisfactory to the Purchaser, (v) a Disposition pursuant to a merger or other business combination transaction, (vi) Dispositions pursuant to Rule 144 under the 1933 Act, and (vii) Disposition upon exercise of the Option; provided, that Dispositions under clauses (iv) and (vi) in excess of 1,000,000 shares in the aggregate shall not be Permitted Dispositions.

     (b) Prior to the date eighteen months after the date hereof, the Seller shall not effect any Disposition (other than a Permitted Disposition), except in compliance with the provisions of this Article IV.

     (c) Prior to making any Disposition (other than a Permitted Disposition), the Seller shall first make an offer (an "Offer") to Dispose of all of the Wickes Shares of which it desires to Dispose to the Purchaser. Such offer shall specify in reasonable detail the nature of the transaction in which the Seller wishes to Dispose of such shares, including without limitation the number of shares, the name or names of other parties to any proposed transaction, and the price per share in dollars and terms.

     (d) If the Purchaser accepts an Offer within 15 days of the Offer (and which it may do so as to any or all of the Shares subject to the Offer), the Seller shall be obligated to Dispose of such shares described in the Offer to the Purchaser, free and clear of all liens, pledges, encumbrances and claims, and the Purchaser shall be obligated to acquire such shares from the Seller, on the terms and conditions set forth in the Offer. Such sale and purchase shall take place at the offices of the Seller on the tenth day after the Purchaser accepts the Offer (or sooner at the Purchaser's election).

     (e) If the Purchaser does not accept an Offer within 15 days of the Offer, the Seller may at any time between the 16th day and the close of business on the 106th day after the Offer make the Disposition described in the Offer, but only on the specific terms and conditions set forth therein. If the Seller does not effect such Disposition within such time, the Seller shall be obligated once again to comply with the provisions of this Article IV before effecting a Disposition (other than a Permitted Disposition).

     (f) Notwithstanding anything elsewhere contained herein, the Purchaser shall not be permitted to exercise the right of first refused set forth in this
Section 4.01 to the extent that such exercise would cause any Person or Group (as defined in Wickes' indenture related to its 11 5/8% Senior subordinated Note due 2003 (the "Wickes Indenture"), other than Riverside (as defined in the Wickes Indenture), to beneficially own (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) any securities of Wickes such that, as a result of such exercise, such Person or Group beneficially owns, directly or indirectly, at least 30% of Wickes' then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors or other equivalent governing body thereof, unless at such time Riverside beneficially owns an amount of voting securities greater than the amount so held by such Person or Group.

<page 6>

     Section 4.02 Agreement with Respect to Wickes. The Seller does not intend at any time within the next three years to cause Wickes to issue any share of, or any securities or rights convertible into or exchangeable or exercisable for, Wickes' voting capital stock, other than pursuant to existing or future incentive, compensation, benefit or similar plans and programs.

     Section 4.03 Assignment of Registration Rights. Riverside hereby assigns its rights with respect to the Sale Shares and (upon their purchase also the Option Shares and any shares purchased under Article IV hereof) under that certain registration rights agreement dated September 2, 1993 between Riverside and Wickes with respect to such shares.

     Section 4.04 Securities Filing. The Seller shall, and shall use its best efforts to cause Wickes to, coordinate the various filings with the Commission necessary or appropriate with respect to the subject matter hereof and related matters.

     Section 4.05 Registration Rights. Upon request by the Purchaser, the Seller shall use its best efforts to cause Wickes to effect the registration of the Seller's Shares held by the Purchaser under the 1933 Act and "blue sky" laws.

                               ARTICLE V
                     Closing Conditions Precedent

     The obligation of the Purchaser and the Seller to consummate the transactions contemplated hereby on the Closing Date and each subsequent closing contemplated by this Agreement is subject to satisfaction, or waiver by them, at or prior to the Closing, of each of the following conditions precedent:

     Section 5.01 Performance of Agreements. The Purchaser (in the case of the Seller) and the Seller (in the case of the Purchaser) shall have performed and complied with all of its or their agreements, covenants and obligations hereunder.

     Section 5.02 Representation True. All of the representations and warranties made by the Purchaser (in the case of the Seller) and the Seller (in the case of the Purchaser) shall be true and accurate as of the Closing Date with the same force and effect as though made on and as of the Closing Date.

     Section 5.03 Board Matters. The Seller shall have created two vacancies on its Board of Directors, and Robert T. Shaw and Harry Carneal shall have been elected to fill such vacancies.

     Section 5.04 Proceedings and Documents. All proceedings taken in connection with the transactions contemplated hereby and all documents incident to such transactions shall be reasonably satisfactory in form and substance to the party and its counsel; the party shall have received all documents that it or its counsel may have reasonably requested in connection with such transaction, in form and substance satisfactory to the party. The Purchaser shall have received the opinion of Seller's counsel in the form of Exhibit A hereto.

<page 7>


                               ARTICLE VI
                    Survival of Representations and
                      Warranties; Indemnification

     Section 6.01 Survival. All representations and warranties contained in this Agreement or any certificate, exhibit, financial statement or other document or instrument furnished pursuant to the express terms of this Agreement to the Purchaser by or on behalf of the Seller or to the Seller by or on behalf of the Purchaser, in connection with the transactions contemplated hereby shall survive any investigation made at any time with respect to any of the foregoing and shall survive the execution, delivery and performance of this Agreement.
All certificates, exhibits, financial statements or other documents or instruments furnished to the parties hereto pursuant to this Agreement by or on behalf of another party hereto shall constitute representations and warranties hereunder.

     Section 6.02 Indemnification. The Purchaser agrees to indemnify and hold harmless the Seller, and the Seller agree to indemnify and hold harmless the Purchaser, against, and in respect of, liabilities, losses, claims, costs or damages (including attorneys' fees incurred in connection with any of the foregoing) resulting from or arising out of (i) any breach of any representation or warranty made by it herein and (ii) any failure to perform any of their obligations or agreements hereunder.

                              ARTICLE VII
                             Miscellaneous

     Section 7.01 Expenses. Each of the parties to this Agreement shall pay its own expenses in connection with the transactions contemplated hereby, except that the Seller shall reimburse the Purchaser for its reasonable attorney's fees and costs incurred in connection with the transactions contemplated hereby. The Purchaser may withhold from the purchase price for the Sale Shares $20,000 to apply towards such fees and costs with any unused balance to be remitted to the Seller.

     Section 7.02 Brokers. The parties hereto each represent to the others that no broker was involved in the transactions contemplated hereby and that there is no obligation for any sales commission due to any party.

     Section 7.03 Termination. This Agreement may be terminated prior to the Closing at any time after the close of business on October 15, 1998 by any party who shall not have defaulted in its obligations hereunder on such date if any of the conditions to such party's obligations set forth in Article V hereof shall not have been met at the time of such termination.

<page 8>

     Section 7.04 Effect of Termination. If this Agreement is terminated it shall no longer be of any force or effect and there shall be no further liability on the part of any party in respect of the subject matter hereof, except for a breach of any covenant or obligation hereunder.

     Section 7.05 Waiver. The terms and provisions of this Agreement may be waived at any time by the party which is entitled to the benefit thereof, but only by a written instrument executed by the party waiving compliance.

     Section 7.06 Amendment, etc. Anything herein or elsewhere to the contrary notwithstanding, to the extent permitted by law this Agreement may be amended or supplemented at any time, but only by a written instrument executed by the Purchaser and the Seller.

     Section 7.07 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) upon being delivered personally (or by confirmed telefax or other electronic delivery method); or (ii) upon receipt if mailed by certified mail, return receipt requested, postage prepaid; or (iii) upon receipt if sent by overnight delivery service providing delivery confirmation, in each case to the parties at the following address (or at such other address for a party as shall be specified by like notice):


               If to the Seller, to:

                    Riverside Group, Inc.
                    7800 Belfort Parkway
                    Jacksonville, Florida 32256
                    Attention: J. Steven Wilson
                    FAX:  (904) 296-0584

                    With a copy to:

                    Holland & Knight LLP
                    One Independent Drive, Suite 2000
                    Post Office Box 1559
                    Jacksonville, Florida  32201-1559 (32202 for
                          street address)
                    Attention: T. Malcolm Graham, Esq.
                    FAX:  (904) 358-2199

               If to the Purchaser:

                    Imagine Investments, Inc.
                    8150 North Central Expressway
                    Dallas, Texas 75206
                    Attention:  Gary Goltz, General Counsel

                    With a copy to:

                    Michael M. Fleishman, Esq.
                    3300 National City Tower
                    Louisville, KY 40202

 <page 9>

     Section 7.08 Miscellaneous. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement supersedes all prior negotiations and agreements (written or oral) among the parties with respect to the subject matter covered hereby and constitutes the entire understanding among the parties hereto. This Agreement shall inure to the benefit of and be binding upon the parties named herein and their respective successors. This Agreement may not be assigned by Seller, but Purchaser may assign any or all of its rights under this Agreement to a person who makes to the Seller the representations and warranties contained in Article III hereof, and nothing in this Agreement, express or implied, is intended to confer upon any other person (other than an assignee of Purchaser), any rights or remedies under or by reason of this Agreement. The section headings contained in this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the provisions of this Agreement. This Agreement shall be construed and enforced in accordance with the laws of the State of Florida, without giving effect to the laws thereof concerning conflicts of law.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf, by an officer thereunto duly authorized, all as of the date first above written.

                              IMAGINE INVESTMENTS, INC.


                               By_________________________________
                                   Name:
                                   Title:
                                   "Purchaser"


                               RIVERSIDE GROUP, INC.


                              By________________________________
                                   Name:
                                   Title:
                                   "Seller"




























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